Exhibit 99.1


                                  To Holders of

                     $200,000,000 12% Senior Notes due 2009
                                       and
                 (pound)75,000,000 12 1/4% Senior Notes due 2009







                           QUARTERLY FINANCIAL REPORT

                                       OF
                         PREMIER INTERNATIONAL FOODS PLC
                    FOR THE THREE MONTHS ENDED JUNE 30, 2002









                                  28 The Green
                                  Kings Norton
                                   Birmingham
                                     B38 8SD

          QUARTERLY FINANCIAL REPORT OF PREMIER INTERNATIONAL FOODS PLC

                                      INDEX

                                                                                                                   PAGE
                                                                                                                   ----
Unaudited Consolidated Financial Statements

     Consolidated Profit and Loss Accounts for the three-month periods ended June 30, 2001 and June 30, 2002
     and the six month periods ended June 30, 2001 and June 30, 2002                                                 1

     Consolidated Balance Sheets at December 31, 2001 and June 30, 2002                                              2

     Consolidated Cash Flow Statements for the three-month periods ended June 30, 2001 and June 30, 2002 and
     the six month periods ended June 30, 2001 and June 30, 2002                                                     3

     Consolidated Statements of Total Recognised Gains and Losses for the three-month periods ended June
     30, 2001 and June 30, 2002 and the six month periods ended June 30, 2001 and June 30, 2002                      4

     Reconciliation of Movements in Consolidated Net Liabilities for the three-month periods ended June 30,
     2001 and June 30, 2002 and the six month periods ended June 30, 2001 and June 30, 2002                          4

     Notes to the Consolidated Financial Statements                                                                  5

     Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles        11

     Operating and Financial Review and Prospects                                                                    13

     Quantitative and Qualitative Disclosures about Market Risk                                                      19


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

           This quarterly report includes statements that are, or may deemed to be, "forward-looking statements" (as defined in the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this quarterly report, and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate. We make these forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry that address, among other things:

o our ability to leverage our leading market positions, flexible manufacturing capabilities and strong relationships with retailers in the U.K. to introduce both new products and product line extensions;

o our ability to increase our sales in continental Europe by leveraging our existing distribution and manufacturing capabilities in France and Holland;

o the competitive environment in the food market in general and in our specific market areas and our ability to expand our business and develop additional revenue sources;

o        our substantial leverage and our ability to meet our debt obligations;
         and

o        our ability to successfully integrate our acquisitions.


           Forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the markets in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this quarterly report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this quarterly report, those results or developments may not be indicative of results or developments in subsequent periods.


           We undertake no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this quarterly report.

                         PREMIER INTERNATIONAL FOODS PLC

                 UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                                    THREE MONTHS ENDED JUNE 30,        SIX MONTHS ENDED
                                                                                                          JUNE 30,
                                                                   -----------------------------  --------------------------
                                                            NOTE        2001           2002          2001          2002
                                                                      (POUND)M       (POUND)M      (POUND)M      (POUND)M

Turnover:              Continuing operations                            215.8            219.9         427.7         431.4
                       Discontinued operations                            0.4              -             2.6           0.2
                                                                   ---------------  ------------  ------------  ------------
                                                              2         216.2            219.9         430.3         431.6

Operating profit:      Continuing operations                             14.9             17.6          26.4          30.8
                        Operating exceptional items           3          (4.1)            (2.2)         (4.1)         (3.2)
                                                                   ---------------  ------------  ------------  ------------
                                                                         10.8             15.4          22.3          27.6

                       Discontinued operations                           (0.1)            (0.1)         (0.4)         (0.2)
                        Operating exceptional items           3           -                -             -             -
                                                                   ---------------  ------------  ------------  ------------
                                                                         (0.1)            (0.1)         (0.4)         (0.2)

                                                                   ---------------  ------------  ------------  ------------
Profit before non operating exceptional items                            10.7             15.3          21.9          27.4

Non operating exceptional items                               3           -                -           (18.0)          -
                                                                   ---------------  ------------  ------------  ------------

Profit on ordinary activities before interest                            10.7             15.3           3.9          27.4

Net interest payable                                          4         (17.1)            (2.6)        (36.2)        (16.0)
                                                                   ---------------  ------------  ------------  ------------

Profit / (loss) on ordinary activities before taxation                   (6.4)            12.7         (32.3)         11.4

Tax (expense)/benefit                                                     1.8             (6.0)          3.6          (6.2)
                                                                   ---------------  ------------  ------------  ------------

Profit / (loss) on ordinary activities after taxation                    (4.6)             6.7         (28.7)          5.2
                                                                   ---------------  ------------  ------------  ------------

Transferred to reserves                                                  (4.6)             6.7         (28.7)          5.2
                                                                   ===============  ============  ============  ============





              The accompanying notes are an integral part of these
                       consolidated financial statements

                         PREMIER INTERNATIONAL FOODS PLC

                      UNAUDITED CONSOLIDATED BALANCE SHEET

                                                                      DECEMBER 31, 2001    JUNE 30, 2002
                                                                      ------------------  ----------------
                                                                 NOTE       (POUND)M          (POUND)M
 Fixed assets:
   Intangible assets                                                           17.4              111.6
   Tangible assets                                                            120.0              142.9
   Investments                                                                  0.2                0.2
                                                                        ----------------  ----------------
                                                                              137.6              254.7
 Current assets:
   Stocks                                                          5          105.6              115.2
   Debtors due:
      Within one year                                                         137.1              125.1
      After more than one year                                                 11.7                9.9
   Investments                                                                  -                  5.0
   Cash at bank and in hand                                                    27.3               25.3
                                                                        ----------------  ----------------
                                                                              281.7              275.5

 Current Liabilities:
   Creditors: amounts falling due within one year                            (199.1)            (196.8)
                                                                        ----------------  ----------------

 Net current assets                                                            82.6               78.7

 Total assets less current liabilities                                        220.2              333.4

 Creditors due after more than one year
   Borrowings                                                      6         (375.7)            (482.1)
   Other creditors                                                             (0.5)              (0.5)
 Provisions for liabilities and charges                                        (4.2)             (11.5)
                                                                        ----------------  ----------------
                                                                             (380.4)            (494.1)

                                                                        ----------------  ----------------

 Net deficit                                                                 (160.2)            (160.7)
                                                                        ================  ================

 Capital and reserves                                              9
   Share capital                                                               83.7               83.7
   Share premium account                                                      623.2              623.2
   Revaluation reserve                                                          4.0                4.0
   Profit and loss account                                                   (871.1)            (871.6)
                                                                        ----------------  ----------------

 Total equity shareholders deficit                                           (160.2)            (160.7)
                                                                        ================  ================




              The accompanying notes are an integral part of these
                       consolidated financial statements

                         PREMIER INTERNATIONAL FOODS PLC

                   UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS

                                                                    THREE MONTHS ENDED JUNE     SIX MONTHS ENDED JUNE 30,
                                                                              30,
                                                                   ---------------------------  --------------------------
                                                            NOTE       2001         2002           2001         2002
                                                                     (POUND)M       (POUND)M      (POUND)M      (POUND)M
Net cash inflow from operating activities                    (a)         17.1           35.4          34.1          40.3
Return on investments and servicing of finance                           (5.7)          (6.0)        (19.1)        (19.3)
Taxation                                                                 (2.1)           0.1          (3.5)         (0.3)
Capital expenditure & financial investment                               (1.4)          (9.0)         (5.0)        (11.7)
Acquisitions and disposals                                              (12.4)        (132.9)         89.6        (133.0)
                                                                   -------------  ------------  ------------  ------------
Cash inflow / (outflow) before financing                                 (4.5)        (112.4)         96.1        (124.0)

Financing
  Issue of share capital                                                 23.7            -            23.7           -
  Debt issuance costs                                                     -             (8.8)          -            (8.8)
  Increase / (decrease) in debt                                         (39.9)         125.0        (114.0)        126.6
                                                                   -------------  ------------  ------------  ------------
                                                                        (16.2)         116.2         (90.3)        117.8

                                                                   -------------  ------------  ------------  ------------

Increase / (decrease) in cash in the period                             (20.7)           3.8           5.8          (6.2)
                                                                   =============  ============  ============  ============

Reconciliation of net cash flow to movement in net debt
Increase / (decrease) in cash in the period                             (20.7)           3.8           5.8          (6.2)
Cash outflow from decreased debt and lease financing                     39.9         (125.0)        114.0        (126.6)
                                                                   -------------  ------------  ------------  ------------
(Increase) / decrease in net debt in the period                          19.2         (121.2)        119.8        (132.8)

Net debt at April 1 / January 1                                        (378.4)        (374.4)       (470.9)       (358.7)
                                                                   -------------  ------------  ------------  ------------

Net debt pre capitalised debt issuance at June 30                      (359.2)        (495.6)       (351.1)       (491.5)
                                                                   -------------  ------------  ------------  ------------

Capitalisation of debt issuance costs                                     -              8.8           -             8.8
Less amortisation of capitalised debt issuance costs                     (4.1)          (1.6)         (5.4)         (2.7)
Exchange movement on debt                                                (1.6)           9.2          (8.4)          6.2
                                                                   -------------  ------------  ------------  ------------

Net debt at June 30                                                    (364.9)        (479.2)       (364.9)       (479.2)
                                                                   =============  ============  ============  ============


ANALYSIS OF MOVEMENT IN NET DEBT

                                   AT           CASH FLOW     ACQUISITIONS   CAPITALISED DEBT      EXCHANGE           AT
                              DECEMBER 31,                                        ISSUANCE        MOVEMENT ON      JUNE 30,
                                  2001                                             COSTS             DEBT            2002
                            --------------   ---------------- --------------- ----------------- --------------- ---------------
                              (POUND)M          (POUND)M         (POUND)M         (POUND)M         (POUND)M        (POUND)M
 Bank overdrafts                   (0.8)              0.8              -               -                 -               -
 Less: Cash balances               27.3              (0.2)            (6.8)            -                 -              20.3
                            --------------   ---------------- --------------- ----------------- --------------- ---------------
 Net cash                          26.5               0.6             (6.8)            -                 -              20.3
 Debt due after 1 year           (384.2)             (1.5)          (125.0)            -                 6.2          (494.5)
 Debt due within 1 year           (13.4)              9.9            (20.0)            -                 -             (23.5)
 Capitalised debt issuance
   costs                           12.6               -                8.8            (2.7)              -              18.7
                            --------------   ---------------- --------------- ----------------- --------------- ---------------
 Net borrowings                  (358.5)              9.0           (133.0)           (2.7)              6.2          (479.0)

 Finance leases                    (0.2)              -                -               -                 -              (0.2)
                            --------------   ---------------- --------------- ----------------- --------------- ---------------

 Net debt                        (358.7)              9.0           (133.0)           (2.7)              6.2          (479.2)
                            ==============   ================ =============== ================= =============== ===============

              The accompanying notes are an integral part of these
                       consolidated financial statements

                         PREMIER INTERNATIONAL FOODS PLC

             NOTE TO THE UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS

(A) RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

                                                                          THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                               JUNE 30,                          JUNE 30,
                                                                    -------------------------------  ------------------------------
                                                                        2001             2002            2001            2002
                                                                      (POUND)M         (POUND)M        (POUND)M        (POUND)M
Operating profit / (loss) before exceptional items                        14.8            17.5             26.0            30.6
Depreciation and amortisation                                              4.1             4.5              7.9             8.7
Amortisation of intangible assets                                                          0.3                              0.7
Amortisation of pension prepayment                                         -               0.4              -               0.9
(Increase)/decrease in stocks                                              5.1            (0.2)            (0.2)            4.8
(Increase)/decrease in debtors                                            12.9            12.8             21.6            17.0
Increase/(decrease) in creditors                                         (13.3)            2.5            (12.7)          (18.8)
Exchange movement in working capital                                      (0.6)            0.5             (0.8)            0.3
Cash flows relating to exceptional items                                  (5.9)           (2.9)            (7.7)           (3.9)
                                                                    --------------  ---------------  --------------  --------------

Net cash inflow from operating activities                                 17.1            35.4             34.1            40.3
                                                                    ==============  ===============  ==============  ==============

                        UNAUDITED CONSOLIDATED STATEMENTS

                       OF TOTAL RECOGNISED GAINS & LOSSES

                                                                          THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                               JUNE 30,                         JUNE 30,
                                                                    -------------------------------  ------------------------------
                                                                        2001             2002            2001            2002
                                                                      (POUND)M         (POUND)M        (POUND)M        (POUND)M
 Profit / (loss) for the period                                          (4.6)             6.7           (28.7)            5.2
 Currency translation differences on foreign currency net
 investments                                                             (4.7)             1.7            (4.9)            1.4
                                                                    --------------   --------------  --------------  --------------

 Total recognised gains and losses for the period                        (9.3)             8.4           (33.6)            6.6
                                                                    ==============   ==============  ==============  ==============

                      UNAUDITED RECONCILIATION OF MOVEMENTS

                         IN CONSOLIDATED NET LIABILITIES

                                                                           THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                                JUNE 30,                         JUNE 30,
                                                                    -------------------------------  ------------------------------
                                                                        2001             2002            2001            2002
                                                                      (POUND)M         (POUND)M        (POUND)M        (POUND)M
 Loss for the financial period                                           (4.6)             6.7           (28.7)            5.2
 Goodwill transferred to the profit and loss account in respect of
 disposed businesses                                                      -                -              53.0             -
 Share capital issued                                                    23.7              -              23.7             -
 Other recognised gains and losses                                       (4.7)             1.7            (4.9)            1.4
                                                                    --------------   --------------  --------------  --------------
 Net increase/(reduction) in net assets                                  14.4              8.4            43.1             6.6

 Opening net assets                                                     (178.9)         (169.1)          (207.6)        (160.2)
 Prior period adjustment on implementation of FRS 19 "Deferred Tax"        -               -                -             (7.1)
                                                                    --------------   --------------  --------------  --------------

 Closing net assets                                                     (164.5)         (160.7)          (164.5)        (160.7)
                                                                    ==============   ==============  ==============  ==============

              The accompanying notes are an integral part of these
                       consolidated financial statements

                         PREMIER INTERNATIONAL FOODS PLC

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.         ACCOUNTING POLICIES

INTERIM FINANCIAL STATEMENTS

In the opinion of Premier International Foods plc, the accompanying financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the company's financial position as at June 30, 2002 and the results of operations and cash flows for the three-month periods ended June 30, 2001 and 2002. The results of operations for the three-month periods are not necessarily indicative of the results to be expected for the full year. The December 31, 2001 balance sheet was derived from Premier's audited financial statements for the year ended December 31, 2001 but does not include all the disclosures required by generally accepted accounting principles. The accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto, included in Premier's 2001 report to the bondholders.

USE OF ESTIMATES

The financial statements have been prepared in accordance with applicable accounting standards in the United Kingdom, under the historical cost convention as modified by the revaluation of Premier's freehold and long leasehold properties.

The financial statements necessarily include amounts based on judgements and estimates made by management. Actual results could differ from these estimates. Estimates are used when accounting for potential bad debts, inventory obsolescence and spoilage, trade and promotion allowances, coupon redemptions, depreciation and amortisation, deferred income taxes and tax valuation allowances, pension and post retirement benefits, restructuring charges and contingencies among other items.

DEFERRED TAX

FRS 19 introduces a form of `full' provision for accounting for deferred tax (called 'incremental liability' approach) that replaces the `partial' provision method in SSAP 15. Deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when the entity has an obligation to pay more tax in the future as a result of the reversal of those timing differences. Premier has implemented FRS 19 in its financial year commencing January 1, 2002 and has increased its deferred tax provision at January 1 from (pound)0.6m to (pound)7.7m accordingly and reflected this change as a prior period adjustment.


2.         SUMMARY SEGMENTAL ANALYSIS

BY PRODUCT GROUP                         TURNOVER BY PRODUCT GROUP
                                        THREE MONTHS ENDED JUNE 30,
                                       -------------------------------
                                           2001             2002
                                         (POUND)M         (POUND)M

  Beverages                                  41.0            41.2
  Canning, pickles & sauces                  91.8            91.3
  Preserves                                  35.5            43.2
  Potatoes                                   47.5            44.2
                                       --------------  ---------------
  Continuing operations                     215.8           219.9
  Discontinued operations                     0.4             -
                                       --------------  ---------------

  Total                                     216.2           219.9
                                       ==============  ===============

                         PREMIER INTERNATIONAL FOODS PLC

BY GEOGRAPHICAL ORIGIN                                                      TURNOVER                    OPERATING PROFIT
                                                                  THREE MONTHS ENDED JUNE 30,      THREE MONTHS ENDED JUNE 30,
                                                                 -------------------------------  ------------------------------
                                                                      2001            2002            2001            2002
                                                                    (POUND)M        (POUND)M        (POUND)M        (POUND)M
  United Kingdom                                                      185.7            190.0            14.0            16.5
  Mainland Europe                                                      30.1             29.9             0.8             1.0
  Other countries                                                       -                -               -               -
                                                                 ---------------  --------------  --------------  --------------
  Continuing operations                                               215.8            219.9            14.8            17.5

Discontinued operations                                                 0.4              -               -               -
                                                                 ---------------  --------------  --------------  --------------

Total                                                                 216.2            219.9            14.8            17.5
                                                                 ===============  ==============  ==============  ==============

Premier has restructured its operations during 1999 and 2000 to form a unified grocery products business. The product groups shown have shared administrative functions and the operating assets are not separable. Therefore, the segmental analysis of operating profit and operating assets previously published is no longer disclosed.

The pickles and sauces operations have been reclassified from the preserves product group into the product group with canned foods following a change in management responsibilities in 2001.

3.         EXCEPTIONAL ITEMS

                                                                      THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                            JUNE 30,                          JUNE 30,
                                                                 -------------------------------  ------------------------------
                                                                      2001            2002            2001            2002
                                                                    (POUND)M        (POUND)M        (POUND)M        (POUND)M
 Operating exceptional items
    Restructuring of production facilities                               (4.1)            (2.2)           (4.1)           (3.2)
                                                                 ---------------  --------------  --------------  --------------

                                                                         (4.1)            (2.2)           (4.1)           (3.2)
                                                                 ===============  ==============  ==============  ==============

 Non operating exceptional items:
   Loss on sale or termination of discontinued operations                 -                -             (18.0)            -
                                                                 ---------------  --------------  --------------  --------------

                                                                          -                -             (22.1)            -
                                                                 ===============  ==============  ==============  ==============


4.         INTEREST
                                                                      THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                            JUNE 30,                          JUNE 30,
                                                                 -------------------------------  -------------------------------
                                                                      2001            2002            2001             2002
                                                                    (POUND)M        (POUND)M        (POUND)M         (POUND)M

 Net external interest payable                                         (11.4)           (10.2)          (22.4)          (19.5)
 Amortisation of capitalised debt issuance costs                        (4.1)            (1.6)           (5.4)           (2.7)
 Exchange movement on US$200m 12% Senior notes                          (1.6)             9.2            (8.4)            6.2
                                                                 ---------------  --------------  --------------  ---------------

                                                                       (17.1)            (2.6)          (36.2)          (16.0)
                                                                 ===============  ==============  ==============  ===============

                         PREMIER INTERNATIONAL FOODS PLC

5.         STOCKS

                                                                       DECEMBER 31, 2001    JUNE 30, 2002
                                                                       ------------------  ----------------
                                                                           (POUND)M           (POUND)M
 Raw materials                                                                 34.5                 33.6
 Work in progress                                                               5.9                  6.6
 Finished goods and goods for resale                                           65.2                 75.0
                                                                       ------------------  ----------------

                                                                              105.6                115.2
                                                                       ==================  ================

6.         NET BORROWINGS
                                                                       DECEMBER 31, 2001    JUNE 30, 2002
                                                                       ------------------  ----------------
                                                                             (POUND)M           (POUND)M

Cash balances                                                                      27.3            20.3

Borrowings due within 1 year:
Senior credit facility due within 1 year                                           13.4            23.5
Other bank loans and overdrafts                                                     0.8             0.0
Capitalised debt issuance costs                                                    (4.1)           (6.3)
                                                                           --------------  --------------
Total borrowings due within 1 year                                                 10.1            17.2

Borrowings due after 1 year:
Unsecured subordinated US$200m 12% Senior notes due 2009                          137.4           131.2
Unsecured subordinated(pound)75m 12.25% Senior notes due 2009                      75.0            75.0
Capitalised debt issuance costs                                                    (3.3)           (2.2)
                                                                           --------------  --------------
                                                                                  209.1           204.0

Senior credit facility due after 1 year                                           163.9           278.8
Capitalised debt issuance costs                                                    (5.2)          (10.2)
                                                                           --------------  --------------
                                                                                  158.7           268.6

Loan from related party                                                             7.6             9.3
Other unsecured loans                                                               0.3             0.2

                                                                           --------------  --------------
Total borrowings due after 1 year                                                 375.7           482.1

                                                                           --------------  --------------

Net borrowings                                                                    358.5           479.0
                                                                           ==============  ==============


Maturity profile of net borrowings / (cash):                           DECEMBER 31, 2001    JUNE 30, 2002
                                                                       ------------------  ----------------
                                                                              (POUND)M        (POUND)M

Due within one year or on demand                                                  (13.1)            3.2
Due between 1 and 2 years                                                          18.0            31.5
Due between 2 and 3 years                                                          22.5            43.0
Due between 3 and 4 years                                                          31.5            51.0
Due between 4 and 5 years                                                          71.6            64.3
Due after 5 years                                                                 240.6           304.7
                                                                           --------------  --------------
                                                                                  371.1           497.7

Capitalised debt issuance costs                                                   (12.6)          (18.7)
                                                                           --------------  --------------

Net borrowings                                                                    358.5           479.0
                                                                           ==============  ==============

                         PREMIER INTERNATIONAL FOODS PLC

The loan from related party is from HMTF Poultry, an affiliated company, does not bear interest and is repayable in full on December 31, 2006.

SENIOR CREDIT FACILITY

In connection with the acquisition of Hillsdown Holdings plc, Premier Financing entered into a Senior Facilities Agreement with Chase Manhattan plc, Deutsche Bank AG and Salomon Brothers International Limited, as arrangers, The Chase Manhattan Bank, Deutsche Bank AG and Salomon Brothers Holding Company Inc., as underwriters, Chase Manhattan International Limited, as agent and security agent, and Deutsche Bank AG, as documentation agent (the "Senior Credit Facility"). In connection with the acquisition of the U.K. ambient foods business of Nestle SA, the Senior Facilities agreement was amended and restated with J.P. Morgan PLC and Barclays Capital as arrangers, JPMorgan Chase Bank and Barclays Bank PLC as underwriters and J.P. Morgan Europe Limited as agent and security agent. Under the Senior Credit Facility, a syndicate of financial institutions has made (pound)412.3m of senior secured credit facilities available to Premier Financing. These facilities have been reduced in line with payments made. At June 30, 2002, the facilities available to Premier amounted to (pound)402.3m.

STRUCTURE

The Senior Credit Facility provides for (pound)402.3m of loan facilities comprising (i) the Refinancing Facilities consisting of Refinancing A and Refinancing B Facilities and (ii) the Working Capital Facility (each as described below) and the ancillary facilities which may be provided therein.

The Refinancing A Facility is for an amount of up to (pound)234.3m and finally matures on December 31, 2007 and the Refinancing B Facility is for an amount of up to (pound)68.0m and will be repaid in two equal instalments on June 30, 2008 and December 31, 2008. In June 2002, Premier repaid (pound)10.0m of the Refinancing A Facility in accordance with the schedule of repayments.

The Working Capital Facility in the amount of up to (pound)100.0m is available in pounds sterling or the equivalent in certain foreign currencies in the form of revolving advances and a letter of credit facility, which is to be used for general corporate purposes and will cease to be available on December 31, 2007. At June 30, 2002, no advance had been drawn down under the Working Capital Facility and (pound)17.8m was utilised for general corporate purposes.

INTEREST RATES AND FEES

Interest on advances under the various facilities is payable at the rate per annum equal to LIBOR (or EURIBOR for euros) plus applicable mandatory liquid asset costs plus the following applicable margins in relation to the facilities:

- 2.25% per annum reducing on the basis of a ratchet reducing in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios for the Refinancing A Facility. At June 30, 2002, the margin applied to LIBOR on this facility was 2.25%;

-        2.75% per annum for the Refinancing B Facility; and

- 2.25% per annum reducing on the basis of the ratchet applicable to the Refinancing A Facility for the Working Capital Facility. At June 30, 2002, the margin applied to LIBOR on this facility was 2.25%.


Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities. The commitment fees on the Working Capital Facility reduce in several steps to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At June 30, 2002, the margin applied to LIBOR in respect of commitment fees was 0.75%. Default interest is payable at the applicable interest rate plus 1% per annum.

                         PREMIER INTERNATIONAL FOODS PLC

SECURITY AND GUARANTEES

Premier Financing's obligations under the Senior Credit Facility are required to be guaranteed by each of the material operating subsidiaries of Premier. Each charging subsidiary has granted security over substantially all of its assets, including English law fixed charges over material properties, bank accounts, insurances, debts and shares and a floating charge over all of its other undertakings and assets. Certain limited material subsidiaries incorporated outside of England and Wales have given similar security.

COVENANTS

The Senior Credit Facility requires Premier Financing to observe certain covenants, including covenants relating to delivery of financial statements, insurances, notification of any default or any occurrence which could be reasonably expected to have a material adverse effect, consents and authorisations being maintained, compliance with environmental laws, notification of material litigation and labour disputes, access to books and records, uses of proceeds, filing of tax returns, pension schemes, the provision of guarantees and security from subsidiaries, euro compliance, intellectual property rights and hedge transactions.

The Senior Credit Facility requires Premier Financing to comply with certain negative covenants, including covenants relating to negative pledges, borrowed money, guarantees, disposals, operating leases, change of accounting reference date or accounting policy, identity of auditors, equity yield and intercompany loan payments, reduction of capital, loans and credit, intra-group contracts and arrangements, distributions, share capital, disposals, acquisitions and joint ventures, amendments to documents, change in business, merger and amalgamation, shareholders' meetings and constitutive documents, acquisitions and joint ventures and new subsidiaries. Certain categories of permitted payment may be made as exceptions to the restrictions on dividends and intercompany loan payments including payment of interest on the Notes.

In addition, the Senior Credit Facility requires Premier Financing to comply with specified ratios and tests, including EBITDA/total interest expense, total net debt/EBITDA, fixed charge coverage ratio and maximum capital expenditure.

There are caps on permitted budgeted capital expenditure for each financial year with the right to carry forward any surplus of budgeted capital expenditures up to a maximum surplus amount of one third of the previous year's budget for use within the first six months of the following financial year.

MATURITY AND AMORTISATION

Term Loan Facilities. The Refinancing A Facility will be repaid in semi-annual instalments commencing on June 30, 2000, with the final maturity on December 31, 2007.

The Refinancing B Facility will be repaid in two instalments with 50% repayable on June 30, 2008 and the balance repayable on December 31, 2008.

Repayments on these facilities in excess of the original amortisation schedule are applied pro rata over the remaining repayments

Working Capital Advances. The Working Capital Facility (and all other facilities made available thereunder) will cease to be available on December 31, 2007.

SUBORDINATION DEED

The Subordination Deed provides for restrictions on Premier taking certain actions in relation to the Notes. In particular, Premier may not receive payments to pay principal on the Notes or any prepayment, redemption, defeasance or purchase of principal on the Notes or certain indemnities until the Senior Credit Facility has been paid in full.

                         PREMIER INTERNATIONAL FOODS PLC

7.         CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

MONITORING AND OVERSIGHT AGREEMENT

Premier entered into a ten year agreement (the "Monitoring and Oversight Agreement") with Hicks Muse pursuant to which Premier will pay Hicks Muse an annual fee of (pound)1.2m for providing monitoring and oversight services to Premier. The annual fee is adjustable at the end of each fiscal year to an amount equal to one tenth of one percent of Premier's budgeted consolidated net sales, but in no event may the fee be less than (pound)1.1 million. Premier paid (pound)0.3m and (pound)0.6m in the three months and six months ended June 30, 2002, respectively, under the agreement to Hicks Muse.

GOLDEN SHARE

A Golden Share has been issued by Premier Financing with voting rights which entitles the holder of the Golden Share to block the passing of resolutions for the winding-up or administration of Premier Financing or resolutions approving other matters that would constitute a breach of the Senior Credit Facility. These voting rights attaching to the Golden Share will lapse upon a payment default in respect of the Notes continuing unremedied and unwaived for a period of 180 days. The Golden Share is held by an affiliate of Hicks Muse which will agree with the lenders under the Senior Credit Facility as to the exercise of the voting rights of the Golden Share.

8.         ACQUISITIONS AND DISPOSALS

The provisional fair value of net assets acquired and consideration paid in respect of the ambient foods business of Nestle SA in the U.K., acquired in May, 2002, was as follows. These net assets are still subject to fair value adjustments, the exercise to determine which is ongoing. The consideration is also subject to finalisation in respect of classification of acquisition and debt issuance fees.
                                                              2002
                                                            (POUND)M
 Assets acquired:
      Intangible assets                                         20.0
      Tangible assets                                           24.5

 Current assets
      Stocks                                                    13.0
      Trade debtors                                              -
      Other debtors                                              -

 Creditors less than 1 year
      Trade creditors                                            -
      Other creditors                                            0.6
      Tax                                                        -
                                                          --------------

 Total capital employed                                         58.1
                                                          --------------

 Consideration
  Cash paid                                                    133.0
                                                          --------------

 Total consideration less net assets acquired                   74.9

 Goodwill capitalised                                           74.9

                         PREMIER INTERNATIONAL FOODS PLC

               SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND
             UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Consolidated Financial Statements, included elsewhere in this report, have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP.

The following is a summary of the material adjustments to EBITDA, total assets, total debt and shareholders' equity that would have been required in applying the significant differences between U.K. and U.S. GAAP, as required by the Bond Indenture.

"EBITDA", a non-statutory measure of operating performance is defined herein, in respect of any period, as the consolidated operating profits but before: operating, non-operating and exceptional items; the amortisation of goodwill and other intangible assets, depreciation, net interest charges and any other non-cash income and non-cash charges.

No U.S. GAAP adjustments in respect of the Nestle acquisition have been made as the final fair values on acquisition under U.S. GAAP have yet to be determined.


                      RECONCILIATION OF CONSOLIDATED EBITDA

                                                                         THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                               JUNE 30,                         JUNE 30,
                                                                  ---------------------------------  ------------------------------
                                                                        2001             2002            2001            2002
                                                                      (POUND)M         (POUND)M        (POUND)M        (POUND)M
 Profit on ordinary activities before interest and taxation as            14.8               17.5            26.0            30.6
 reported under U.K. GAAP
 Depreciation and amortisation                                             4.1                5.2             7.9            10.3
                                                                  -----------------  --------------  --------------  --------------

 EBITDA under U.K. GAAP                                                   18.9               22.7            33.9            40.9
 U.S. GAAP adjustments:
   Derivative financial instruments                                        2.1               (3.4)            6.9            (3.2)
                                                                  -----------------  --------------  --------------  --------------

 Net U.S. GAAP adjustments                                                 2.1               (3.4)            6.9            (3.2)
                                                                  -----------------  --------------  --------------  --------------

 EBITDA as reported under U.S. GAAP                                       21.0               19.3            40.8            37.7
                                                                  =================  ==============  ==============  ==============

                   RECONCILIATION OF CONSOLIDATED TOTAL ASSETS

                                                                                      DECEMBER 31,          JUNE 30,
                                                                                          2001                2002
                                                                                    ------------------  ------------------
                                                                                        (POUND)M            (POUND)M
 Total assets as reported under U.K. GAAP                                                  419.3               530.2
 U.S. GAAP adjustments:
   Goodwill not capitalised under U.K. GAAP                                                213.3               213.3
   Accumulated amortisation of goodwill not capitalised under U.K. GAAP                   (189.7)             (189.7)
   Amortisation of goodwill under U.K. GAAP not amortised under U.S. GAAP                    -                   0.7
   Pensions                                                                                 28.4                28.4
   Revaluation of fixed assets                                                              (4.0)               (4.0)
   Derivative financial instruments                                                          4.7                 2.3
   Capitalised debt issuance costs                                                          12.6                18.7
                                                                                    ------------------  ------------------

 Net U.S. GAAP adjustments                                                                  65.3                69.7
                                                                                    ------------------  ------------------

 Total assets as reported under U.S. GAAP                                                  484.6               599.9
                                                                                    ==================  ==================

                         PREMIER INTERNATIONAL FOODS PLC

               SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND
       UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)


                    RECONCILIATION OF CONSOLIDATED TOTAL DEBT

                                                                                  DECEMBER 31, 2001     JUNE 30, 2002
                                                                                  ------------------  ------------------
                                                                                       (POUND)M            (POUND)M

 Total debt as reported under U.K. GAAP                                                 358.7                479.2
 U.S. GAAP adjustments:
   Capitalised debt issuance costs                                                       12.6                 18.7
                                                                                  ------------------  ------------------

 Total debt as reported under U.S. GAAP                                                 371.3                497.9
                                                                                  ==================  ==================


               RECONCILIATION OF CONSOLIDATED SHAREHOLDERS EQUITY

                                                                                  DECEMBER 31, 2001     JUNE 30, 2002
                                                                                  ------------------  ------------------
                                                                                      (POUND)M            (POUND)M

 Shareholders equity as reported under U.K. GAAP                                       (160.2)              (160.7)
 U.S. GAAP adjustments:
   Goodwill not capitalised under U.K. GAAP                                              213.3               213.3
   Accumulated amortisation of goodwill not capitalised under U.K. GAAP                 (189.7)             (189.7)
   Amortisation of goodwill under U.K. GAAP not amortised under U.S. GAAP                  -                   0.7
   Pensions                                                                              28.4                 28.4
   Deferred taxation                                                                    (20.1)               (12.0)
   Derivative financial instruments                                                       5.5                  2.3
   Revaluation of fixed assets                                                           (4.0)                (4.0)
                                                                                  ------------------  ------------------

 Net U.S. GAAP adjustments                                                               33.4                 39.0
                                                                                  ------------------  ------------------

 Shareholders equity as reported under  U.S. GAAP                                      (126.8)              (121.7)
                                                                                  ==================  ==================

                         PREMIER INTERNATIONAL FOODS PLC

ITEM 2.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion summarizes the significant factors affecting the consolidated financial condition and results of operations of the Company and its operating subsidiaries for the three-month periods ended June 30, 2001 and 2002. You should read the following discussion in conjunction with the financial statements (the "Financial Statements"), including the notes thereto, included elsewhere in this report. You should note that our financial statements have been prepared in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. The most significant differences between U.K. GAAP and U.S. GAAP are detailed in note 10 to these Financial Statements and note 24 to Premier's 2001 annual report to the bondholders.


OVERVIEW

We manufacture and market grocery products for the retail grocery and food service markets in the United Kingdom and Western Continental Europe in three principal product groups: (i) canned foods; (ii) beverages; and (iii) preserves, pickles and sauces. Our products are sold under both private label and our own popular brand names, which include HP canned foods, Typhoo tea, Cadbury's chocolate drink mixes, Marvel milk powdered creamer, Smash instant potato, Chivers and Hartley's preserves and Materne compote and jam. We also operate a potato packing and trading business.

ACQUISITIONS, DISPOSALS AND RESTRUCTURING

In January 2001, we sold our biscuits business to Eubisco Limited, a company controlled by Hicks Muse, for (pound)92.0 million. Following the sale, we took the decision to further consolidate the administration functions of our U.K. operations and closed the administration function at the Moreton site.

In February 2001, we sold our wines and spirits business to its management for (pound)11.0 million.

In April 2001, we acquired Stratford on Avon Foods Limited, a company manufacturing and selling canned and pickled foods ("SonA"), for (pound)12.4 million. This business has been integrated into our existing canning, pickles and sauces operations.

In September 2001, we acquired the `Lift' instant lemon tea business ("Lift") for (pound)8.2 million. This business has been integrated into our existing tea operations.

In October 2001, we acquired the assets and trade of Nelson's of Aintree Limited ("Nelsons"), a company manufacturing sweet preserves for (pound)8.0 million. This business has been integrated into our existing preserves operations.

In May 2002, we acquired the ambient foods manufacturing business in the U.K. of Nestle SA for (pound)130.0 million ("Nestle"). The business acquired spans a broad range of product categories, including pickles, vinegars, sauces, sweet spreads, preserves, ambient desserts and dehydrated foods. We are currently conducting a review to determine how to integrate these businesses into our existing businesses. The ambient food manufacturing business in the Republic of Ireland of Nestle SA, which was included in the original acquisition agreement, was sold on to a management buy-in team in July, 2002.

COMPARATIVE RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2002 COMPARED TO THREE MONTHS ENDED JUNE 30, 2001

SALES. Sales by our continuing operations were (pound)219.9 million for the three months ended June 30, 2002, an increase of (pound)4.1 million, or 1.9%, compared to sales for the same period in 2001. The increase in sales is attributable primarily to the acquisition of the Nestle business which contributed sales of (pound)9.2 million, the acquisition of Nelsons which contributed sales of (pound)3.3 million, the acquisition of Lift which contributed sales of (pound)1.0 million offset by decreases in sales of canned foods, pickles and sauces of (pound)5.7 million, in the sales value of potatoes of (pound)3.3 million and in sales of beverages of (pound)0.8 million.

                         PREMIER INTERNATIONAL FOODS PLC

Sales by our continuing operations were (pound)431.4 million for the six months ended June 30, 2002, an increase of (pound)3.7 million, or 0.9%, compared to sales for the same period in 2001. The increase in sales is attributable primarily to the acquisition of the Nestle business which contributed sales of (pound)9.2 million, the acquisition of Nelsons which contributed sales of (pound)6.3 million, the acquisition of Lift which contributed sales of (pound)1.9 million offset by decreases in sales of canned foods, pickles and sauces of (pound)5.9 million, in the sales value of potatoes of (pound)3.2 million and in sales of beverages of (pound)4.2 million.

Canned Foods, pickles and sauces

Sales by our canned foods, pickles and sauces group were (pound)91.3 million for the three months ended June 30, 2002, a decrease of (pound)0.5 million, or 0.5%, compared to sales of (pound)91.8 million for the same period in 2001. Sales by our canned foods group were (pound)176.8 million for the six months ended June 30, 2002, a decrease of (pound)0.8 million, or 0.5%, compared to sales of (pound)177.6 million for the same period in 2001. This decrease in sales was a result of lower volumes resulting from decreased marketing expenditure and the exit from a number of low margin contracts in the canning, pickles and sauces group offset by sales contributed by Nestle and SonA.

Beverages

Sales by our beverages group were (pound)41.2 million for the three months ended June 30, 2002, an increase of (pound)0.2 million, or 0.5%, compared to sales of (pound)41.0 for the same period in 2001. Sales by our beverages group were (pound)85.2 million for the six months ended June 30, 2002, a decrease of (pound)2.4 million, or 2.7%, compared to sales of (pound)87.6 for the same period in 2001. The decrease in sales was primarily due to the cancellation of a low margin contract offset by sales contributed by Lift.

Preserves

Sales by our preserves group were (pound)43.2 million for the three months ended June 30, 2002, an increase of (pound)7.7 million, or 21.7%, compared to sales of (pound)35.5 million reported for the same period in 2001. Sales by our preserves group were (pound)83.3 million for the six months ended June 30, 2002, an increase of (pound)10.1 million, or 13.8%, compared to sales of (pound)73.2 million reported for the same period in 2001. The increase in sales is primarily attributable to the Nestle and Nelsons acquisitions, which contributed (pound)7.3 million and (pound)10.3 million of sales in the three months and six months ended June 30, 2002 respectively. The preserves group now includes our French biscuit distribution operation, which was integrated into our French preserves operation in 2001.

Potatoes

Potato sales were (pound)44.2 million for the three months ended June 30, 2002, a decrease of (pound)3.3 million, or 6.9%, compared to sales of (pound)47.5 million for the same period in 2001. Potato sales were (pound)86.1 million for the six months ended June 30, 2002, a decrease of (pound)3.2 million, or 3.6%, compared to sales of (pound)89.3 million for the same period in 2001. Volumes of potatoes sold were 14% ahead in the six months ended June 30, 2002, though a 15% decline in the average price when compared to the same period in 2001, resulted in a decrease in sales value of (pound)3.2 million.


PREMIER CONSOLIDATED

GROSS PROFIT. Gross profit was (pound)55.6 million for continuing businesses for the three months ended June 30, 2002, an increase of (pound)12.4 million, or 28.7%, compared to gross profit of (pound)43.2 million for the same period in 2001. Gross margin was 25.3% for the three months ended June 30, 2002, an increase of 5.3 percentage points compared to the gross margin of 20.0% for the same period in 2001. Gross profit was (pound)102.5 million for continuing businesses for the six months ended June 30, 2002, an increase of (pound)11.4 million, or 12.5%, compared to gross profit of (pound)91.1 million for the same period in 2001. Gross margin was 23.8% for the six months ended June 30, 2002, an increase of 2.5 percentage points compared to the gross margin of 21.3% for the same period in 2001. The increase in gross profit over the same period in 2001 is primarily due to:

         o        the acquisitions of Nestle, Nelsons and Lift;

         o an increase in the sales prices of our canned foods, tea and chocolate beverages;

         o a change in our sales mix towards higher margin branded products;

         o        manufacturing efficiency improvements;

         o        an improvement in the trading margin of our potatoes business;
                  offset by

         o        increased raw material costs; and

         o the exit from low margin contracts in our canned foods, pickles and sauces and beverages groups.

The increase in the gross margin percentage is due to the improvements in the gross profit, which have been achieved on relatively static sales value.

                         PREMIER INTERNATIONAL FOODS PLC

SELLING AND DISTRIBUTION EXPENSES. Selling and distribution expenses for continuing businesses were (pound)29.7 million for the three months ended June 30, 2002, an increase of (pound)6.6 million, or 28.6%, over selling and distribution expenses of (pound)23.1 million for the same period in 2001. Selling and distribution expenses for continuing businesses were (pound)55.3 million for the six months ended June 30, 2002, an increase of (pound)3.8 million, or 7.4%, over selling and distribution expenses of (pound)51.5 million for the same period in 2001. The increase is primarily due to increased marketing expenditure by our French preserves business and our tea business and the Nestle and Nelsons acquisitions, offset by reductions in marketing expenditure in our canned foods, pickles and sauces group and in our chocolate beverages business.

ADMINISTRATIVE COSTS. Administrative expenses for continuing businesses were (pound)8.4 million for the three months ended June 30, 2002, an increase of (pound)3.2 million, or 61.5%, compared to administrative expenses of (pound)5.2 million for the same period in 2001. The principal reasons for the increase are the acquisitions of Nelsons and Nestle, the amortisation of goodwill relating to the Nestle acquisition, an increase in insurance premia following "September 11th" and the amortisation of a pension prepayment, which commenced in July 2001.

OPERATING PROFIT BEFORE OPERATING EXCEPTIONAL ITEMS. Operating profit before operating exceptional items for continuing businesses was (pound)17.5 million for the three months ended June 30, 2002, an increase of (pound)2.6 million, or 17.4%, compared to operating profit before operating exceptional items of (pound)14.9 million for the same period in 2001. Operating margin increased to 8.0% for the three months ended June 30, 2002 from 6.9% for the same period in 2001. Operating profit before operating exceptional items for continuing businesses was (pound)30.7 million for the six months ended June 30, 2002, an increase of (pound)4.3 million, or 16.3%, compared to operating profit before operating exceptional items of (pound)26.4 million for the same period in 2001. Operating margin increased to 7.1% for the six months ended June 30, 2001 from 6.1% for the same period in 2001. The increase in the operating margin principally resulted from increased sales of higher margin branded products combined with manufacturing efficiency improvements offset by the increased goodwill and pension prepayment amortisation.

OPERATING EXCEPTIONAL ITEMS. The operating exceptional loss in the three months ended June 30, 2002, of (pound)2.2 million principally comprises (pound)1.0 million of costs relating to the closure of our Nelsons preserves factory in Aintree and the relocation of production to our Histon preserves factory, (pound)0.5 million of redundancy costs in relation to changes of shift patterns at our Moreton tea factory and (pound)0.3 million of exceptional costs in relation to the Nestle acquisition. The operating exceptional loss in the six months ended June 30, 2002, of (pound)3.2 million principally comprises (pound)1.5 million of costs relating to the closure of our Nelsons preserves factory in Aintree and the relocation of production to our Histon preserves factory, (pound)1.0 million of redundancy costs in relation to changes of shift patterns at our Moreton tea factory and (pound)0.3 million of exceptional costs in relation to the Nestle acquisition.

NON-OPERATING EXCEPTIONAL ITEMS. The non-operating exceptional loss in the six months ended June 30, 2001, of (pound)18.0 million relates to the loss on the sale of our biscuits business in January 2001 and the loss on the sale of our wines and spirits business in February 2001. The net proceeds received on these disposals were (pound)102.0 million against net assets of these businesses of (pound)67.0 million. Goodwill of (pound)53.0 million, which had previously been written off to reserves in respect of our biscuits business, was written back through the profit and loss account, resulting in an accounting loss of (pound)18.0 million.

PRO FORMA RESULTS OF OPERATIONS

The following unaudited pro forma information presents the results of operations of Premier under U.K. GAAP, giving pro forma effect to the SonA, Lift, Nelsons and Nestle acquisitions as if it they had occurred as of January 1, 2001. The pro forma results are not indicative of what actually would have occurred if the SonA, Lift, Nelsons and Nestle acquisitions had been in effect for the periods presented, nor should they be considered indicative of future results.

                                                    (UNAUDITED)
                                                 SIX MONTHS ENDED
                                                     JUNE 30,
                                                2001          2002
                                              (POUND)M      (POUND)M

Net sales                                         495.9         477.2
                                             ============  ============

Operating profit                                   30.7          33.4
                                             ============  ============

                         PREMIER INTERNATIONAL FOODS PLC

LIQUIDITY AND CAPITAL RESOURCES

Net cash flows generated from operating activities (cash flow before interest, cash exceptional items, tax and dividends, but after capital expenditure and working capital movements) for the three months and six months ended June 30, 2002 were inflows of (pound)29.3 million and (pound)32.5 million respectively, compared to inflows of (pound)21.6 million and (pound)36.8 million, respectively, for the same periods in 2001. Historically, our cash flows from operating activities have been largely stable with variances resulting from the timing of the receipt of payment from major customers, and from capital expenditures relating to the execution of our restructuring programs.

We incurred capital expenditures of (pound)4.1 million and (pound)6.9 million and for the three months and six months ended June 30, 2002, respectively, compared to (pound)4.8 million and (pound)8.4 million, respectively, for the same periods in 2001. We anticipate that capital expenditure will continue for the remainder of 2002 at a similar rate to that in the first six months of 2002.

We financed the acquisition of Nestle in May 2002 through an amendment and restatement of our senior credit facility. The principal changes to the senior credit facility were to increase the amount available under the refinancing facilities by (pound)135.0 million from (pound)167.3 million to (pound)312.3 million, to reduce the working capital facility by (pound)25.0 million to (pound)100.0 million and to extend the period of availability of the facilities by 18 months together with a rescheduling of the amortisation of the debt. At June 30, 2002, we had borrowings under the senior credit facility of (pound)302.3 million under the refinancing facilities, which comprised (pound)234.3 million under the refinancing A facility and (pound)68.0 million under the refinancing B facility. At June 30, 2001 we had (pound)nil drawn of the (pound)100.0 million working capital facility. The working capital facility will cease to be available on December 31, 2007.

Interest payments on the Notes and interest and principal payments under the senior credit facility represent significant cash requirements for us. Borrowings under the senior credit facility bear interest at floating rates and require interest payments on varying dates.

At June 30, 2002, the total debt relating to our bonds was (pound)206.2 million, comprising (pound)75.0 million under the pound sterling denominated bond and (pound)131.2 million under the US dollar denominated bond. We had a further (pound)9.3 million interest free loan from an affiliated company.

The table below sets out the maturity schedule for our net debt

                              At December 31, 2001        At June 30, 2002
                           -------------------------  -----------------------
                                (pound) million            (pound) million

Cash                                    (27.3)                     (20.3)
Debt maturing in:
  Less than 1 year                       14.2                       23.5
  1 to 2 years                           18.0                       31.5
  2 to 3 years                           22.5                       43.0
  3 to 4 years                           31.5                       51.0
  4 to 5 years                           71.6                       64.3
  More than 5 years                     240.6                      304.7
                                  ------------               ------------

                                        371.1                      497.7
                                  ============               ============

Our primary sources of liquidity are cash flow from operations and borrowings under the senior credit facility. While we believe that cash generated from our operations, together with available borrowings under the senior credit facility, will be adequate to meet anticipated future requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness for the foreseeable future, we cannot assure you that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our debt, including the notes, or to make necessary capital expenditures.

We do not have material off balance sheet arrangements. Our related party transactions are detailed in Note 22 to the consolidated financial statements included in our Form 20-F filing for 2001.


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                         PREMIER INTERNATIONAL FOODS PLC


OPERATING AND FINANCIAL REVIEW AND PROSPECTS (CONTINUED)

SIGNIFICANT ACCOUNTING POLICIES

Our significant accounting policies are described in Note 1 to the consolidated financial statements included in our Form 20-F filing for 2001. Certain of our accounting policies require the application of judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature these judgements are subject to an inherent degree of uncertainty. These judgements are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources as appropriate. Our significant accounting policies include:

Over rider discounts and customer rebates. Our over rider discounts and customer rebates reserve is established on our best estimate of the amounts necessary to meet claims made by our customers in respect of these discounts and rebates. Provision is made at the time of sale and released, if unutilised, once the likelihood of such a claim being made has become remote.

Pensions and other post retirement benefits. The determination of our obligation and expense for pension and other post retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 6 to the consolidated financial statements included in of our Form 20-F filing for 2001 and include, among others, the discount rate, expected long term rate of return on plan assets and rates of increase in compensation. In accordance with both U.K. and U.S. generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortised over future periods and therefore, generally affect our recognised expense and recorded obligation in such future periods. We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post retirement obligations and our future expense.

Valuation of goodwill, intangible and other fixed assets. Under U.K. GAAP, Premier's accounting policy is to amortise property, plant and equipment, goodwill and intangible assets over their estimated useful lives. Estimated useful lives are based on management's estimates of the period that the assets will generate revenue. For a summary of the differences between U.K. GAAP and U.S. GAAP accounting policies in respect of the valuation of goodwill, intangible assets and other fixed assets see Note 24 to the consolidated financial statements included in our Form 20-F filing for 2001. We additionally consider whether any of the property, plant and equipment, goodwill and intangible assets may have become impaired whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Factors considered important which could trigger an impairment review include the following:

o underperformance relative to historical or projected future operating results;

o changes in the manner of use of the assets or the strategy for the overall business; and

o        negative industry or economic trends.

When we determine that the carrying value of the asset concerned may have been impaired, we record an impairment charge. The impairment charge is determined by estimating the recoverable value of the asset using an appropriate method for that asset.

RECENTLY ISSUED ACCOUNTING STANDARDS

United States

SFAS NO. 141 AND SFAS NO. 142

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141"). The Statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 prohibits the pooling-of-interests method of accounting for business combinations and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. Premier has adopted SFAS 141 on accounting for the acquisitions of Lift and Nelsons, which were completed in September 2001 and October 2001 respectively.

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                         PREMIER INTERNATIONAL FOODS PLC


OPERATING AND FINANCIAL REVIEW AND PROSPECTS (CONTINUED)

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). The Statement is effective for Premier's fiscal year beginning January 1, 2002. FAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives not be amortized. Reporting units must be identified for the purpose of assessing potential future impairments of goodwill. The assessment of whether goodwill has been impaired must be performed at least annually. Intangible assets with finite useful lives will continue to be amortized over their estimated useful lives. However, the forty-year limitation on the amortization period of intangible assets that have indefinite lives has been removed.

SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the company's fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process, which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year.

Premier has adopted the provisions of SFAS 142 with effect from January 1, 2002. At December 31, 2001, Premier had unamortized goodwill of (pound)33.5m under U.S. GAAP, which was subject to the transition provisions of SFAS 142. Amortization expense under U.S. GAAP related to goodwill was (pound)5.9m, (pound)7.1m and (pound)19.2m for the years ended December 31, 2001, 2000 and 1999, respectively. Premier has completed the first step of the goodwill impairment testing process and has determined that the net book value of (pound)33.5 million of the unamortised goodwill at January 1, 2002 was unimpaired.

SFAS NO. 146

In July 2002, the Financial Accounting Standards Board issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". The Statement requires companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 will be applied by the group prospectively to exit or disposal activities initiated after December 31, 2002.





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
                         PREMIER INTERNATIONAL FOODS PLC


ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

CURRENCY FLUCTUATION

Over 80% of our business is conducted in the United Kingdom with our remaining operations in France and other Western European countries. We also source raw materials from countries around the world. Therefore, our results of operations are subject to both currency transaction risk and currency translation risk.

We incur currency transaction risk whenever we enter into either a purchase or sales transaction using a currency other than pounds sterling. In addition, we purchase certain raw materials such as tea, beans, sugar and certain seasonal fruits and vegetables in U.S. dollars and in European currencies.

With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant domestic currency and then translated into pounds sterling for inclusion in our consolidated financial statements.

Our policy with regard to foreign currency exchange risk is to hedge such risk using foreign currency purchase contracts, options and currency borrowing/investments. It is our policy to minimize risk to adverse movements in exchange rates by hedging the exposure at the point when it becomes a contractual obligation. All trading transaction exposures above an aggregate level of (pound)100,000 are required to be hedged. These transaction exposures are managed by each of our subsidiary companies unless considered material to the group. These and other exposures arising from our trade in non-sterling currencies can only be hedged by a subsidiary company in agreement with group treasury and such positions are carefully monitored.


INTEREST RATE RISK

Our borrowings are principally denominated in pounds sterling, with both fixed and floating rates of interest. We actively monitor our interest rate exposure on these borrowings, and use a variety of derivative financial instruments to hedge such exposure, including interest rate swaps, collars and caps. The nature and volume of derivative financial instruments held by us is determined based upon conditions set by our borrowing agreements with our lenders. The borrowing agreements require us to hedge a minimum of 50% of the interest rate exposure on our senior long-term debt.

In addition, we have entered into a coupon swap to fix the cash flows on our dollar notes, which has the effect of converting the interest payments from fixed-rate dollars into fixed-rate pounds sterling. The interest payable under the (pound)75 million and US$200 million bond totals (pound)24.2 million per annum until September 2004.






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